Exhibit 99.1

AMENDED AND RESTATED PROCESSING AGREEMENT

THIS AMENDED AND RESTATED PROCESSING AGREEMENT is made as of November 12, 2019 (the “Execution Date”)

BETWEEN:

CANOPY GROWTH CORPORATION, a corporation existing under the Federal laws of Canada (“Canopy Growth”)

- and -

NEPTUNE WELLNESS SOLUTIONS INC. (f/k/a NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.), a corporation existing under the laws of the Province of Quebec (“Neptune”)

WHEREAS Neptune provides services consisting of the extraction, refinement and formulation of Cannabis;

AND WHEREAS Canopy Growth is engaged, inter alia, in the business of the sale of Cannabis through some or all of its Affiliates from time to time and Canopy Growth is desirous of engaging Neptune to provide Cannabis extraction services and Neptune is desirous of providing such services to Canopy Growth;

AND WHEREAS Canopy Growth and Neptune entered into a processing agreement dated June 19, 2018, as amended on March 7, 2019 (the “Original Agreement”);

AND WHEREAS Canopy Growth and Neptune now wish to amend and restate the Original Agreement in its entirety, on the terms set out in this Agreement;

AND WHEREAS capitalized terms when used in these recitals and not otherwise defined in the preambles shall have the respective meanings ascribed thereto in Section 1.1;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT for good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a)

“Action” means any actual or threatened claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, investigative, regulatory or other, whether at law, in equity or otherwise;

(b)	“Active Ingredient” means CBD and THC;

(c)	“Affected Party” has the meaning set out in Section 6.1;

(d)	“Affiliate” has the meaning set out in the Business Corporations Act (Ontario);

(e)

“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions mean or refer to this Agreement and any and all agreements in writing between the Parties amending this Agreement or supplemental or ancillary hereto and, unless the context otherwise requires, the expressions “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement;

(f)

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, protocol, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval, in each case, of any Governmental Authority and having the force of law, binding on or affecting the Party referred to in the context in which the term is used or binding on or affecting the property of such Party, all of the foregoing as may exist as of the Execution Date or as may be implemented, revised or modified from time to time after the Execution Date;

(g)	“Associate” has the meaning set out in the Business Corporations Act (Ontario);

(h)	“Bankruptcy Proceeding” means, in respect of any Person:

(i)

if a Person commits an act of bankruptcy or a petition or other process for the bankruptcy of the Person is filed or instituted and remains undismissed or unstayed for a period of 20 days or any of the relief sought in such proceeding (including the appointment of a receiver, trustee, custodian or other similar official for it or any substantial part of its property) shall occur;

(ii)

if any proposal is made or any petition is filed by or against the Person under any law having for its purpose the extension of time for payment, composition or compromise of the liabilities of the Person or other reorganization or arrangement respecting its liabilities and such proposal or petition is not stayed or dismissed within 20 days or if the Person gives notice of its intention to make or file any such proposal or petition including an application to any court to stay or suspend any proceedings of creditors pending the making or filing of any such proposal or petition;

(iii)

if any receiver, administrator, or manager of the property, assets or undertaking of the Person or a substantial part thereof is appointed, whether privately, pursuant to any statute, or by or under any judgment or order of any court;

(iv)

if any proceedings are taken to enforce any Encumbrance affecting the assets of the Person or if a distress or any similar process be levied or enforced against such assets and such proceedings are not dismissed or stayed within 20 days after the commencement thereof;

(v)	the admission in writing by the Person of its inability to pay its debts generally as they become due; or

(vi)	the making by the Person of a general assignment for the benefit of its creditors;

(i)

“Business Day” means any day other than a Saturday or Sunday or any other day which shall be a statutory or civic holiday or day on which banking institutions are closed in the City of Toronto, Ontario or Montréal, Québec;

(j)	“Buyer” means a Person in the Canopy Group;

(k)

“Cannabis” means all living and dead material, plants, buds, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes and Trim;

(l)	“Cannabis Act” means the Cannabis Act (Canada), S.C. 2018, c. C-26;

(m)	“Canopy Certificate” has the meaning set out in Section 4.1(a);

(n)	“Canopy Group” means [redacted];

(o)	“Canopy Growth” has the meaning set out in the recitals to this Agreement;

(p)	“Canopy Product Quality Notice” has the meaning set out in Section 4.3(e);

(q)	“Canopy Shipment” means each discrete shipment of Product Delivered by a Buyer to Neptune for Processing pursuant to this Agreement;

(r)	“Canopy Shipping Documents” has the meaning set out in Section 5.3(a);

(s)	“CBD” means cannabidiol;

(t)	“Claim” means any Action brought against a Person entitled to indemnification under Article 10;

(u)	“Claimant” has the meaning set out in Section 12.3(c);

(v)	“Commencement Date” means the Execution Date.

(w)	“Commitment End Date” means June 30, 2020.

(x)	“Commitment Term” has the meaning set out in Section 3.1(a).

(y)

“Confidential Information” means the terms of this Agreement and any other information and intellectual property concerning any matters affecting or relating to the business, operations, assets, results or prospects of the Parties, including information regarding plans, budgets, costs, processes, know-how, results of experimentation and other data, except to the extent that such information has already been publicly released by a Party as allowed herein or that the Party providing such information can demonstrate was previously publicly released by a Person who did not do so in violation or contravention of any duty or agreement;

(z)	“Deductible” has the meaning set out in Section 10.1(b);

(aa)

“Deliver” means, as the context requires, delivery by a Buyer of the Product to the premises of Neptune, or delivery by Neptune of the Extracted Product to 1 Hershey Drive, Smith Falls, Ontario K7A 0A8, and “Delivery” and “Delivered” have comparable meanings;

(bb)	“Direct Claim” has the meaning set out in Section 10.2(a);

(cc)

“Dispute” means any differences, disagreements, questions, controversies or claims (including claims for indemnification) between the Parties as to the interpretation, application or administration of this Agreement, any aspect of the performance by a Party of its obligations under this Agreement or any other matter or question arising out of or relating to this Agreement;

(dd)	“Dispute Resolution Procedures” has the meaning set out in Section 12.2;

(ee)	“Execution Date” has the meaning set out in the recitals to this Agreement;

(ff)	“Expert” has the meaning set out in Section 12.5(a);

(gg)	“Expert Appointment Deadline” has the meaning set out in Section 12.5(a);

(hh)	“Extracted Products” means the Products that are created after the Products Delivered by Buyers to Neptune have been Processed by Neptune;

(ii)	“FM Notice” has the meaning set out in Section 6.1;

(jj)	“FOB” means free on board with the full meaning set out in Incoterms;

(kk)

“Force Majeure Event” means an unforeseeable or irresistible event or circumstance whatsoever beyond the reasonable control of the applicable Party and not due to the act or omission by such Party, and which notwithstanding by the exercise of commercially reasonable diligence of the Party, the Party is unable to prevent or provide against (but does not include a failure by a Party to fund or pay) that prevents or delays it from conducting the activities and performing the obligations contemplated by this Agreement, provided that the Affected Party makes a good faith effort to resolve or avoid such delay; such events shall include, but not be limited to any fire or other casualty, acts of God, war, civil commotion, strike, lockout, picketing or other industrial disturbances, insurrection, terrorism, riots, any change in Applicable Law (including the Cannabis Act) or action or inaction of any Governmental Authorities;

(ll)

“Governmental Authorities” means any municipal, regional, provincial or federal governments and their agencies, authorities, branches, departments, commissions or boards, having or claiming jurisdiction over Neptune and/or Neptune’s assets or Canopy Growth and/or Canopy Growth’s assets, as applicable, and “Governmental Authority” shall mean any one of the Governmental Authorities as the context requires;

(mm)	“Harvesting Period” means the period that commences at the cutting of the applicable plant and ends at the time of packaging of such plant;

(nn)	“Hemp” means the variety of industrial whole hemp plant from Cannabis sativa plants that does not contain more than 0.3% THC;

(oo)	“Hemp Product” means dead and dried Cannabis, limited to buds and Trim (for greater certainty, Canopy may deliver pelletized Hemp), that is produced from Hemp;

(pp)	“Incoterms” means the Incoterms 2010, ICC Rules For the Use of Domestic and International Trade Terms, published by the International Chamber of Commerce, or as may be updated from time to time;

(qq)	“Indemnified Person” has the meaning set out in Section 10.1(a);

(rr)	“Indemnifier” has the meaning set out in Section 10.1(a);

(ss)	“Invoice” has the meaning set out in Section 8.1(a);

(tt)

“Losses” means damages, fines, penalties, deficiencies, losses, liabilities, including settlements and judgments, costs and expenses of any kind, character or description (including payments, refunds and delivery of additional goods and/or services, interest, reasonable fees and expenses of legal counsel, or other professionals);

(uu)	“Neptune Certificate” has the meaning set out in Section 4.3(b);

(vv)	“Neptune Product Quality Notice” has the meaning set out in Section 4.1(c);

(ww)	“Neptune Shipment” means each discrete shipment of Extracted Products Delivered by Neptune to 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 pursuant to this Agreement;

(xx)	“Neptune Shipping Documents” has the meaning set out in Section 5.3(b);

(yy)	“Notice of Dispute” has the meaning set out in Section 12.3(c);

(zz)	“Offsetting Amounts” has the meaning set out in Section 10.2(i);

(aaa)	“Original Agreement” has the meaning set out in the recitals to this Agreement;

(bbb)	“Panel” has the meaning set out in Section 12.5(a);

(ccc)	“Parties” means Canopy Growth and Neptune collectively, and “Party” means either of them as the context requires;

(ddd)

“Person” means any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;

(eee)	“Price Per Gram” means:

(i)	[redacted];

(ii)	[redacted];

(fff)	“Process” means the extraction, refinement and formulation of Cannabis;

(ggg)	“Processing Cost” has the meaning set out in Section 2.3;

(hhh)	“Products” means, collectively, the Hemp Products and THC Products;

(iii)	“Quality Agreement” has the meaning set out in Section 4.1(a);

(jjj)	“QA Investigation” has the meaning set out in Section 4.1(c);

(kkk)	“Redacted Information” means all dollar-related pricing information contained in this Agreement;

(lll)	“Redaction Requirement” has the meaning set out in Section 11.1(a);

(mmm)

“Representative” means, with respect to any Party, the Party’s Affiliates and such Party’s and its Affiliates’ directors, officers, employees and advisors, including in the case of Canopy Growth, the Buyers;

(nnn)	“Respondent” has the meaning set out in Section 12.3(c);

(ooo)	“Shipping Documents” has the meaning set out in Section 5.3;

(ppp)

“Taxes” means any commodity tax, including sales, use, excise, value-added, harmonized sales tax, consumption or other similar tax, including penalties or interest, imposed, levied or assessed by any Governmental Authority;

(qqq)	“Term” has the meaning set out in Section 13.1;

(rrr)	“THC” means delta-9-tetrahydrocannabinol;

(sss)	“THC Product” means dead and dried Cannabis, limited to buds and Trim, that is not produced from Hemp;

(ttt)	“Third Party Claim” has the meaning set out in Section 10.2(a); and

(uuu)	“Trim” means any leaves removed from the Cannabis plant or buds during the Harvesting Period, including any further processing of buds that occurs post drying.

1.2	Rules of Construction

In this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(e)

unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(f)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(g)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(h)

unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i)

whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3	Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian dollars.

ARTICLE 2

PROCESSING SERVICES

2.1	Processing Services

(a)    During the Term, Canopy Growth and/or other Buyers may Deliver Products to Neptune for Processing subject to and in accordance with the provisions of this Agreement. Canopy Growth shall provide Neptune with not less than [redacted].

(b)    Neptune shall Process the Products Delivered by Buyers and Deliver the Extracted Product to the Buyer as soon as commercially possible, and in any event within [delivery terms redacted].

(c)    Neptune shall collaborate with Canopy Growth in an effort to optimize the delivery time of the Extracted Products.

(d)    [redacted].

(e)    [redacted].

(f)    Canopy Growth, through the Buyers, shall be responsible for the following costs and expenses:

(i)	Delivery of the Products to Neptune;

(ii)	final quality assurance of the Extracted Product following a Neptune Shipment;

(iii)	Buyer specific lot release costs, including testing under Section 4.2;

(iv)	packaging, pre-pack and storage costs after the Extracted Product is received; and

(v)	fulfillment and shipping to a Buyer or a Buyer’s customers.

(g)    Neptune shall be responsible for all costs and expenses related to the Processing of the Products and shall be responsible for all costs and expenses in respect of Delivery of the Extracted Product to 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8. For greater certainty, Neptune shall also be responsible for all costs and expenses related to Neptune obtaining the necessary licenses, permits and authorizations from Governmental Authorities in order to fulfill its obligations under this Agreement, including any and all capital expenditures required in order to ensure Neptune is able to Process THC Product and Hemp Product in accordance with this Agreement.

2.2	Branding

Subject to Applicable Law, Canopy Growth and the Buyers are permitted, in their sole and absolute discretion without consultation with or notification to Neptune to determine the branding, trademarks, trade-names or other intellectual property used to market, promote and sell the Extracted Product.

2.3	Processing Costs

(a)    The processing cost (the “Processing Cost”) payable by a Buyer for the Extracted Product included in each Neptune Shipment shall be:

(i)	[Processing Cost redacted];

(ii)	[Processing Cost redacted].

ARTICLE 3

PRODUCT QUANTITIES

3.1	Minimum Quantities

(a)    Beginning six weeks following the Commencement Date and ending on the Commitment End Date (the “Commitment Term”), the Canopy Group shall use commercially reasonable best efforts to Deliver to Neptune [redacted] of THC Product on or before [redacted] and an additional [redacted] of THC Product on or before the Commitment End Date. For greater certainty, the maximum amount of THC Product that the Canopy Group is required to Deliver during the Commitment Term is [redacted] of THC Product and no deliveries of Hemp Product will be made during the Commitment Term.

(b)    In the event that the Canopy Group does not offer to Deliver at least [redacted] of THC Product to Neptune for Processing during the Commitment Term, [terms of non-delivery fee redacted].

(c)    Notwithstanding the provisions of this Section 3.1, in the event that Neptune fails to make any Delivery to Canopy Growth and/or other Buyers of Extracted Product within the Delivery period in accordance with Section 2.1(b), the provisions of Section 3.1(a) and Section 3.1(b) shall no longer be applicable.

(d)    Following the Commitment End Date, [redacted].

ARTICLE 4

QUALITY OF EXTRACTED PRODUCT.

4.1	Quality of Hemp Products and THC Products

(a)    Prior to the first Delivery after the Commencement Date of a Canopy Shipment, both Parties will set forth quality specifications for the Products and Extracted Products under a quality agreement in a similar form to the agreement between the Parties dated January 23, 2019 (the “Quality Agreement”), as the same may be amended or supplemented from time to time by mutual written agreement of the Parties.

(b)    Upon Delivery of the Products, the Buyer shall furnish to Neptune a certificate in writing via email, setting out the quantity of Active Ingredients contained in the Products, and such other specifications required under the Quality Agreement (the “Canopy Certificate”).

(c)    As soon as commercially possible, and in any event within 10 Business Days after receipt by Neptune of a Canopy Shipment, Neptune shall have the right to conduct testing of the Products and send Canopy Growth written notification (the “Neptune Product Quality Notice”), that in its reasonable discretion, it Disputes the quantity of Active Ingredients, or such other specifications required under the Quality Agreement, noted in the Canopy Certificate. The Parties shall first resolve this Dispute through a quality assurance investigation (“QA Investigation”) to be conducted in collaboration between both Parties in order to assess the discrepancy between the testing results. If a Dispute remains after such QA Investigation, the Parties shall resolve such Dispute using an independent third-party Health Canada approved laboratory mutually selected by Canopy Growth and Neptune, each acting reasonably. The Parties shall cause a sample of the Canopy Shipment to be sent to the independent laboratory to test the quantity of Active Ingredients or other specifications required under the Quality Agreement. The results of the testing conducted by Neptune shall be averaged with the results of the testing by the independent laboratory and the resulting average quantity or other specifications shall be binding on the Parties. Notwithstanding the foregoing, if the Neptune Product Quality Notice specifies a Dispute of specifications required under the Quality Agreement that cannot by their nature be tested by an independent laboratory, then this Dispute shall be resolved through the Dispute Resolution Procedures set out in Section 12.2. Each Party will be required to pay for its respective costs involved in settling the Dispute.

(d)    Upon receipt of the Neptune Product Quality Notice, Canopy Growth shall have the option of having Neptune:

(i)	store the Products, at Neptune’s expense, until the Dispute is resolved; or

(ii)	arrange for the return of the Products to 1 Hershey Drive, Smith Falls, Ontario K7A 0A8, at Canopy Growth’s expense.

4.2	Quality of Hemp Products and THC Products

(a)    Canopy Growth warrants to Neptune that the Hemp Products and THC Products contained in any Canopy Shipment will:

(i)	comply with all Applicable law;

(ii)	be fit and safe for Processing; and

(iii)	be in compliance with the Quality Agreement.

4.3	Quality of Extracted Product

(a)    Neptune warrants to Canopy Growth, and the Buyers, that the Extracted Product contained in any Neptune Shipment will:

(i)	subject to Section 4.3(b), comply with all Applicable Law;

(ii)	be of merchantable quality and free from any and all material defects as a result of the Processing;

(iii)	be fit and safe for use; and

(iv)	be in compliance with the Quality Agreement.

(b)    Notwithstanding the foregoing, Neptune makes no representations or warranties with respect to whether any Product or Extract Product contains pesticides and Neptune warrants to and agrees with Canopy Growth that notwithstanding any other provision of this Agreement Neptune is not responsible for, and shall not carry out, any testing of the Product or Extract Product for pesticides.

(c)    After all lab testing has been completed in accordance with this Agreement, and in any event within 1 Business Day after receipt by Neptune of a certificate of analysis with respect to a Canopy Shipment in accordance with Section 2.1(b), Neptune shall immediately notify Canopy Growth in writing via email, certified by an officer of Neptune (the “Neptune Certificate”), of all information that would be reasonably necessary to be obtained by a purchaser, including without limitation the following:

(i)	the packaging date and expiry date (or a statement that no expiry date has been determined) for the Extracted Product;

(ii)	the quantity of Active Ingredients in the Extracted Product;

(iii)	production information with respect to the Extracted Product;

(iv)	recommended storage conditions for the Extracted Product; and

(v)	such other information required under the Quality Agreement

(d)    [Terms of reduction of Processing Cost redacted].

(e)    Within 10 Business Days after receipt of a Neptune Shipment, Canopy Growth or a Buyer shall have the right to conduct testing of the Extracted Product and to send Neptune written notification (the “Canopy Product Quality Notice”), that in its reasonable discretion, it Disputes the quantity of Active Ingredients noted in the Neptune Certificate. The Parties shall first resolve this Dispute through a QA Investigation initiated by Canopy Growth and conducted in collaboration between both Parties in order to assess the discrepancy between the testing results. If a Dispute remains after such QA Investigation, the Parties shall resolve such Dispute using an independent third-party Health Canada approved laboratory mutually selected by Canopy Growth and Neptune, each acting reasonably. The Parties shall cause a sample of the Canopy Shipment to be sent to the independent laboratory to test the quantity of Active Ingredients. The results of the testing conducted by Canopy Growth or the Buyer shall be averaged with the results of the testing by the independent laboratory and the resulting average quantity of Active Ingredients shall be binding on the Parties. Notwithstanding the foregoing, if the Canopy Product Quality Notice specifies a Dispute of specifications required under the Quality Agreement that cannot by their nature be tested by an independent laboratory, then this Dispute shall be resolved through the Dispute Resolution Procedures set out in Section 12.2. Each Party will be required to pay for its respective costs involved in settling the Dispute.

ARTICLE 5

DELIVERY

5.1	Canopy Growth Deliveries

(a)    Canopy Growth warrants to Neptune that all Products will be Delivered in compliance with all Applicable Law.

(b)    Buyers shall Deliver all Products contained in a Canopy Shipment on a FOB destination basis. All Canopy Shipments will be sent in accordance with the Cannabis Act or other such delivery method as is from time to time permitted by Applicable Law.

5.2	Neptune Deliveries

(a)    Neptune warrants to Canopy Growth that all Extracted Products will be Delivered in compliance with all Applicable Law.

(b)    Neptune shall Deliver all Extracted Products contained in a Neptune Shipment on a FOB destination basis. All Neptune Shipments will be sent in accordance with the Cannabis Act or other such delivery method as is from time to time permitted by Applicable Law.

5.3	Shipping Documents

(a)    Promptly after the Canopy Shipment, the Buyer will send, by email transmission to Neptune, the following documents, related to such Canopy Shipment (the “Canopy Shipping Documents”):

(i)	a full set of bills of lading in respect of the Canopy Shipment; and

(ii)	such additional documentation (including additional commercial documentation) pertaining to a Canopy Shipment as Neptune may reasonably request or that may be required by Applicable Law.

(b)    Promptly after the Neptune Shipment, Neptune will send, by email transmission to Canopy Growth, the following documents, related to such Neptune Shipment (the “Neptune Shipping Documents”):

(i)	a full set of bills of lading in respect of the Neptune Shipment; and

(ii)	such additional documentation (including additional commercial documentation) pertaining to a Neptune Shipment as Canopy Growth may reasonably request or that may be required by Applicable Law.

ARTICLE 6

FORCE MAJEURE

6.1	Force Majeure

If after the occurrence of a Force Majeure Event, a Party affected (the “Affected Party”) remains unable to carry out an obligation under this Agreement due to a Force Majeure Event, then the Affected Party must give to the other Party prompt written notice (a “FM Notice”) within a period of three Business Days after it has become aware of the occurrence of the Force Majeure Event with all particulars of the Force Majeure Event and, so far as is known, the probable extent to which the Affected Party shall be able to perform or be delayed in performing its obligations. The other Party may give notice to the Affected Party of the extent to which the other Party’s ability to comply with its obligations shall be affected by the Affected Party’s inability to comply with its obligations. The relevant obligations of the Affected Party and the other Party, so far as they are affected by the Force Majeure Event (including by the inability of the Affected Party to perform its obligations due to the Force Majeure Event), shall be suspended during, but no longer than, the continuance of the Force Majeure Event. The suspension of performance shall be of no greater scope and no longer duration than is reasonably necessitated by the Force Majeure Event. However, the non-performance of any obligation of either Party that was required to be completed prior to the occurrence of the Force Majeure Event shall not be excused as a result of such subsequent Force Majeure Event. The Affected Party must use all reasonable efforts to overcome or remove the Force Majeure Event as quickly as possible and shall furnish timely regular reports of progress to the other Party. The Party claiming Force Majeure Event shall give further notice to the other Party immediately upon it becoming aware that such Force Majeure Event has ceased to have effect.

ARTICLE 7

TITLE, RISK AND INSURANCE

7.1	Retention of Title

At all times, title to the Products, including any Active Ingredients derived from the Products as a result of Processing shall remain with, and title to the Extracted Products shall automatically vest with, the Buyer and Neptune acknowledges that Neptune has no right, title and interest in the Products, including any Active Ingredients derived from the Products as a result of Processing, or the Extracted Product.

7.2	Passing of Risk

(a)    All risk of loss or damage to the Canopy Shipment shall pass from the Buyer to Neptune upon Delivery of the Product. Subject to Article 4, all risk of loss or damages to the Neptune Shipment shall pass from Neptune to the Canopy Growth upon Delivery of the Extracted Product.

(b)    Neptune shall notify Canopy Growth in writing at such time as it has caused a Neptune Shipment to be sent to Canopy Growth and such notification shall include a confirmation that the information contained in the Neptune Certificate with respect to the Neptune Shipment, remains true, complete and accurate.

7.3	Insurance

(a)    Buyers shall be responsible for insuring any Canopy Shipment.

(b)    Neptune shall be responsible for insuring any Neptune Shipment.

(c)    At its own expense, Neptune shall use commercially reasonable efforts to maintain and carry in full force and effect, insurance, subject to the requirements set out in Section 7.3(d), commercial general liability insurance, which policy will include contractual liability coverage insuring the activities of Neptune under this Agreement.

(d)    Neptune shall use commercially reasonable efforts to ensure that all insurance policies required under Section 7.3(c):

(i)	are issued by insurance companies with a Best’s Rating of no less than AVII;

(ii)

provide that such insurance carriers give Canopy Growth at least 30 days’ prior notice of cancellation or non-renewal of policy coverage, provided that, before such cancellation, Neptune has new insurance policies in place that meet the requirements of this Section 7.3;

(iii)	provide that such insurance be primary insurance and any similar insurance in the name of or for the benefit of Neptune, or both, shall be excess and non-contributory; and

(iv)	name Canopy Growth and its Affiliates (as specified by Canopy Growth), including, in each case, all successors and permitted assigns, as additional insureds.

(e)    Neptune shall provide Canopy Growth with copies of the certificates of insurance and policy endorsements for all insurance coverage required by this Section 7.3 and shall not do anything to invalidate such insurance. This Section 7.3(e) shall not be construed in any manner as waiving, restricting or limiting the liability of a Party for any obligations imposed under this Agreement (including but not limited to, any provisions requiring a Party to indemnify, defend and hold any other Party harmless under this Agreement).

ARTICLE 8

INVOICING; PAYMENT AND BOOKS AND RECORDS

8.1	Invoices

(a)    Following each Neptune Shipment, Neptune shall provide Canopy Growth with an invoice (the “Invoice”), equal to the Processing Cost for such Neptune Shipment.

8.2	Payment

(a)    Canopy Growth shall, or shall cause each Buyer to, pay each Invoice issued within 30 days after the Invoice is received by Canopy Growth or the Buyer, unless a Product Quality Notice is delivered, in which case the Invoice shall be paid within the later of 30 days after the Product Quality Notice is received or 30 days after the Dispute thereof has been resolved.

(b)    All payments made by the Parties to each other under this Agreement shall be made in Canadian dollars in immediately available and freely transferable funds by means of electronic transfer to the account designated by the recipient Party. Notwithstanding anything to the contrary contained in this Agreement, Canopy Growth shall be liable to Neptune for the payment for each Neptune Shipment that remains outstanding after the date on which payment for such Neptune Shipment is due and payable, as though the Neptune Shipment was made to Canopy Growth.

8.3	Interest on Overdue Payments

If any payment to be made hereunder is not made on or before the date such payment is due, the Party which is liable for such payment shall also pay interest on such late payment, from the date such payment was due through the date such payment is made at a rate of interest per annum equal to 18% of the unpaid amount. Any overdue amount or delivery may be set off against any other required delivery or payment under this Agreement.

8.4	Taxes

(a)    The Processing Costs are exclusive of all applicable Taxes. Each Party will be responsible for the payment of and will pay any applicable Taxes, duties and levies levied on that Party from time to time in relation to this Agreement, provided that for greater certainty, no Party shall be responsible for any taxes on the other Party’s income.

(b)    Each Party will charge, collect and timely remit all Taxes that it is required to collect and remit under Applicable Law in connection with this Agreement.

8.5	Books and Records

Neptune shall keep true, complete and accurate books and records of all of its operations and activities under this Agreement. Canopy Growth and/or its Representatives shall be entitled, upon delivery of three Business Days advance notice, at their own sole cost and expense, during the normal business hours of Neptune, in a manner that does not unreasonably interfere with Neptune’s business, to perform audits or other reviews and examinations of Neptune’s production books and records, in connection with its operations and activities under this Agreement, as filed by Neptune with Health Canada for maintenance of its licenses, permits and authorizations under Applicable Law and to confirm compliance with the terms of this Agreement. Canopy Growth shall diligently complete any audit or other examination permitted hereunder. All expenses of any audit or other examination permitted hereunder shall be paid by Canopy Growth, unless the results of such audit or other examination permitted hereunder disclose a deficiency in respect of any declarations made hereunder by Neptune in respect of the period being audited or examined in an amount greater than two percent of the amount of the item in question so declared by Neptune with respect to such period, in which event all expenses of such audit or other examination shall be paid by Neptune.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES; COVENANTS

9.1	Representations and Warranties

Each Party hereby represents and warrants to the other Party that at the date of signing this Agreement the following representations and warranties are true and correct in all material respects:

(i)

Organization; Status; Formation and Organization Documents. Such Party is duly formed and organized and validly subsisting under the laws of its respective jurisdiction of incorporation and is qualified to do business in the Province of Ontario and has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(ii)

No Conflicts. The execution and delivery of this Agreement, the performance by the Party of its obligations hereunder and the consummation of the transactions contemplated by this Agreement do not and will not conflict with, or result (with or without notice or the lapse of time) in a breach or violation of, or constitute a default under, any of the terms or provisions of: (i) the constating documents of the Party; (ii) the resolutions of the Party’s shareholders or directors (or any committee thereof) which are in effect; (iii) any judgment, writ, injunction, degree or order of a court, arbitrator or Governmental Authority that is binding on the Party; (iv) any contract or agreement to which the Party is subject or by which the Party is bound; or (v) Applicable Law.

(iii)

Enforceability. This Agreement has been duly executed and delivered by such Party and is a valid and binding obligation of such Party enforceable against it, in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction.

9.2	Covenants of Neptune

(a)    Neptune hereby covenants to Canopy Growth, and acknowledges that Canopy Growth is relying on such covenants in connection with entering into this Agreement, that Neptune shall:

(i)

remain a corporation validly licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the nature of Neptune’s business make such licensing, registration or qualification necessary;

(ii)

carry on its business, perform all operations and activities in connection with its business in a commercially reasonable manner and in compliance in all material respects with all Applicable Law, in accordance with all material terms of any permits, certificates, licences, approvals, consents and other authorizations required to be obtained from Governmental Authorities and in a manner not materially inconsistent with accepted practice for comparable businesses in Canada;

(iii)	maintain all records used to determine the Products Processed;

(iv)

use its best efforts to maintain its right to use all required licenses, permits and authorizations in order to Process the Products, or a suitable replacement license, as may be determined by Canopy Growth in its sole and absolute discretion, acting reasonably;

(v)

use its best efforts to maintain all permits, certificates, licences, approvals, consents and other authorizations required to be obtained from the appropriate Governmental Authorities necessary to conduct its business;

(vi)	maintain Good Manufacturing Practice (GMP) certification from Health Canada;

(vii)

maintain all real property, whether owned or leased, in good standing (by among other things performing all assessment work and paying all lease payments, taxes and fees payable under Applicable Law, any lease or otherwise), duly maintain books and records in respect of all real property in accordance with industry standards, and shall continue to operate its assets in accordance with best practices;

(viii)

maintain the Products in its possession or control in accordance with the storage standards and handling procedures (i) set forth in the Quality Agreement; and (ii) any storage standards or handling procedures specified by Applicable Law;

(ix)	maintain a corporate bank account; and

(x)	Deliver the Extracted Product in accordance with this Agreement.

(b)    Notwithstanding the above, Neptune shall only be in breach of this Agreement if it is in material breach of one ore more of the covenants above and fails to cure such breach within 30 days after receiving written notice from Canopy Growth. During such 30 day cure period, both Neptune and Canopy Growth will cooperate and work in good faith to resolve any breach within the 30 day cure period.

9.3	Covenants of the Canopy Group

(a)    Canopy Growth hereby covenants to Neptune, and acknowledges that Neptune is relying on such covenants in connection with entering into this Agreement, that each Buyer that receives a Neptune Shipment from time to time shall:

(i)

be a corporation validly licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the nature of such Buyer’s business make such licensing, registration or qualification necessary;

(ii)

carry on its business, perform all operations and activities in connection with its business in a commercially reasonable manner and in compliance in all material respects with all Applicable Law, in accordance with all material terms of any permits, certificates, licences (including but not limited to a licence issued by Health Canada as a licensed producer under the Cannabis Act), approvals, consents and other authorizations required to be obtained from Governmental and in a manner not materially inconsistent with accepted practice for comparable businesses in Canada;

(iii)	maintain all records required in connection with the production of the Products; and

(iv)

use its best efforts to maintain all permits, certificates, licences, approvals, consents and other authorizations required to be obtained from the appropriate Governmental Authorities necessary to conduct its business and produce and Deliver the Products (including but not limited to a licence issued by Health Canada as a licensed producer under the Cannabis Act).

(b)    Notwithstanding the above, Canopy Growth shall only be in breach of this Agreement if it, or a member of the Canopy Group, is in material breach of one ore more of the covenants above and fails to cure such breach within 30 days after receiving written notice from Neptune. During such 30 day cure period, Canopy Growth, as well as any relevant Buyer, and Neptune will cooperate and work in good faith to resolve any breach within the 30 day cure period.

ARTICLE 10

INDEMNIFICATION

10.1	Indemnification

(a)    Each Party (the “Indemnifier”) indemnifies and agrees to save harmless the other Party and each of their Affiliates and each of their directors, officers and employees (the “Indemnified Person”), from and against any and all Losses suffered or incurred by the Indemnified Person or (if applicable) any of their Affiliates, and its and their directors, officers and employees as a result of, on account of or by reason of any and all actions, causes of action, proceedings, claims or demands relating to, arising from or in connection with:

(i)	a breach of this Agreement, after giving effect to any applicable cure periods; or

(ii)

the gross negligence, wilful misconduct, fraud or dishonesty of the Indemnifier or any of its Representatives in connection with the performance of their respective obligations under this Agreement; or

(b)    No Claims for indemnification may be made by an Indemnified Person against the Indemnifier in respect of any Loss resulting from any matter referred to in Section 10.1(a) unless and until the aggregate amount of the Losses suffered or incurred by the Indemnified Person, taken as a whole, collectively exceed $[redacted] (the “Deductible”), in which event the amount of all Losses in excess of such Deductible may be recovered by the Indemnified Person.

10.2	Indemnification Procedures

(a)    If an Indemnified Person intends to seek indemnification from the Indemnifier it shall give prompt written notice to the Indemnifier of the Claim to which the indemnity applies. Such notice shall provide in reasonable detail any information that the Indemnified Person may have with respect to the Claim (including copies of any summons, complaints, or other pleadings which may have been served on the Indemnified Person or its agents and any written claim, demand, invoice, billing, or other document evidencing the same). Such notice shall also specify whether the Claim arises as a result of a Claim asserted by a Person that is not a Party against the Indemnified Person (a “Third Party Claim”) or whether the Claim is asserted directly by the Indemnified Person (a “Direct Claim”). Failure to give prompt notice of a matter which may give rise to indemnification hereunder shall not affect the rights of an Indemnified Person to seek indemnification hereunder so long as such failure to so notify does not adversely affect in any material respect the Indemnifier’s ability to defend the matter for which indemnification is sought.

(b)    With respect to any Third Party Claim, the Indemnifier shall have the right to control the defence of the matter for which indemnification is sought under this Agreement, provided that the Indemnifier must conduct the defence actively and diligently thereafter in order to preserve its rights in this regard; and provided further, however, that the Indemnifier may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld or delayed) unless the judgment or proposed settlement involves only the payment of money damages, resolves the Third Party Claim entirely, does not impose an injunction or other equitable relief upon the Indemnified Person, and does not result in any admission by the Indemnified Person of any liability for which the Indemnified Person is not fully indemnified for hereunder. The Indemnified Person shall have the right to have its own counsel participate in the defence, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless the Indemnifier consents to the retention of such counsel by it or unless the representation of both the Indemnifier and the Indemnified Person by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifier fails to defend the Third Party Claim within a reasonable time, the Indemnified Person shall be entitled to assume that conduct, and the Indemnifier shall be bound by the results obtained by the Indemnified Person with respect to that Third Party Claim.

(c)    No Indemnified Person shall, without the prior express written consent of Indemnifier (which consent shall not be unreasonably withheld or delayed), consent to any judgment or effect any settlement of any pending or threatened action, suit or proceeding.

(d)    With respect to any Direct Claim, following receipt of notice from the Indemnified Person of the Claim, the Indemnifier shall have 90 days to make such investigation of the Claim as is considered reasonably necessary. For the purpose of such investigation, the Indemnified Person shall make available to the Indemnifier the information relied upon by the Indemnified Person to substantiate the Claim, together with all such other information as the Indemnifier may reasonably request. If both Parties agree at or prior to the expiration of such 90 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifier shall immediately pay, subject to the Deductible, to the Indemnified Person the full agreed upon amount of the Claim.

(e)     Notwithstanding anything to the contrary in this Article 10, the indemnity obligations in this Article 10 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses) to which an Indemnified Person may be subject were caused solely by the gross negligence, fraud or wilful misconduct of the Indemnified Person.

(f)    No Indemnified Person shall be entitled to claim indemnity in respect of any special, consequential or punitive damages (including damages for loss of profits) except to the extent such special, consequential or punitive damages are awarded in favour of a third party in connection with a Third Party Claim.

(g)    Subject to Section 14.8 and except for any Claims arising from gross negligence, fraud or wilful misconduct of the Indemnifier, the rights to indemnification set forth in this Article 10 shall be the sole and exclusive remedy of the Indemnified Person (including pursuant to any statutory provision, tort or common law) in respect of any breach of this Agreement by the Indemnifier.

(h)    An Indemnified Person shall not be entitled to double recovery for any Loss even though such Loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

(i)    The amount of any Loss subject to indemnification under this Article 10 shall be calculated net of the net amount of any insurance proceeds, tax benefit or any indemnity, contribution or other similar payment actually recovered by an Indemnified Person from any third party with respect thereto (it being understood that the amount of such proceeds shall be reduced by (A) any and all reasonable costs and expenses (including reasonable attorney’s fees) incurred by the Indemnified Person in connection with the recovery or collection of such proceeds and (B) any increases in applicable insurance premiums resulting from such recovery or collection (the amounts referred to in sub-clauses (A) and (B), the “Offsetting Amounts”)). Each Indemnified Person shall seek recovery and use commercially reasonable efforts to collect any amounts available under any insurance policies or indemnity, contribution or other similar payment recoverable by the Indemnified Person from any third party covering any Loss to the same extent as it would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is received by an Indemnified Person with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (reduced by any Offsetting Amounts and in no event in excess of the amount of such Losses for which indemnification was received hereunder) shall be made promptly to the Indemnifier.

(j)    Each Indemnified Person entitled to indemnification hereunder shall use its commercially reasonable efforts to mitigate all Losses after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.

(k)    Canopy Growth and Neptune accept each indemnity in favour of each of the Indemnified Parties that is not a party to this Agreement, as agent and trustee of that Indemnified Person and may enforce any such indemnity in favour of that Indemnified Person on behalf of that Indemnified Person, provided nothing herein shall prohibit or restrict each Indemnified Person to enforce any such indemnity in favour of that Indemnified Person and no amendment, modification or waiver of any rights or benefits of an Indemnified Person under this Article 10 shall be effective in respect of an Indemnified Person unless such Indemnified Person consents, in writing, to such amendment, modification or waiver, as the case may be. Each Party agrees to execute and deliver to any Indemnified Person, such indemnity agreements or other documents as may be reasonably necessary or desirable to provide each such Indemnified Person privity of contract with each Party in respect of the indemnity provided for in this Article 10 in their favour.

ARTICLE 11

CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

11.1	Confidentiality

(a)    All Confidential Information shall be treated as confidential by the Parties and shall not be disclosed to any other Person other than in circumstances where a Party has an obligation to disclose such information in accordance with Applicable Law, in which case, such disclosure shall only be made after consultation with the other Party (if reasonably practicable and permitted by Applicable Law) provided that any public disclosure of such information shall always omit or redact the Redacted Information (the “Redaction Requirement”) and, in the case of a public announcement required by Applicable Law, shall only be made in accordance with Section 11.2.

(b)    In the event that any Applicable Law requires a Party to disclose Redacted Information, such disclosure shall only be made after consultation with the other Party and the Parties shall mutually agree on the applicable disclosure of the Redacted Information, each acting reasonably.

(c)    Notwithstanding the foregoing, each of the Parties acknowledges and agrees that:

(i)	each of the Parties may disclose Confidential Information, subject to the Redaction Requirement, to:

(A)	a person providing financing or funding to such Party in respect of its obligations hereunder;

(B)	any prospective purchaser of Canopy Growth or Neptune, together with such prospective purchaser’s financiers, consultants and advisors (financial and legal)

so long as, in each case, prior to receiving any such information the recipient enters into a confidentiality agreement with the disclosing Party pursuant to which the recipient provides a confidentiality undertaking in favour of the other Party to maintain the confidentiality of the Confidential Information in a manner consistent with this Agreement;

(ii)

each of the Parties may disclose Confidential Information to their respective directors, officers and employees (and the directors, officers and employees of their respective Affiliates) and the directors, officers, partners or employees of any financial, accounting, legal and professional advisors of such Party and its Affiliates, provided that each of such individuals to whom Confidential Information is disclosed is advised of the confidentiality of such information and is directed to abide by the terms and conditions of this Section 11.1, as well as to any contractors and subcontractors of such Party who need to know the Confidential Information for the purposes of the Transaction Documents and who have entered into a separate confidentiality agreement containing substantially the confidentiality covenants contained in this Article 11, with the providing of such Confidential Information.

(d)    For greater certainty, and as a general condition of completing the transactions noted in this Agreement, the receiving party agrees and acknowledges that any disclosure of the Confidential Information will result in material financial loss and prejudice to the competitive position of the disclosing party, as well as interference with the disclosing party’s contractual relations and negotiations with third parties, and that the Confidential Information is provided solely for the purpose of this Agreement. The disclosing party does not authorize the receiving party to waive any applicable privilege and does not authorize the release of the Confidential Information, in whole or in part, by the receiving party to any third parties, other than as expressly permitted by this Agreement. Further, the receiving party agrees to actively oppose and assert public interest and all other applicable forms of privilege in response to any attempts by third parties to gain access to the Confidential Information from the receiving party. The receiving party also agrees to notify the disclosing party of any request for disclosure of the Confidential Information forthwith upon receipt of any such request whether in writing or otherwise.

11.2	Public Announcements

During the term of this Agreement, each Party shall, if practicable in advance of making, or any of its Affiliates making, a public announcement concerning this Agreement or the matters contemplated herein to a stock exchange or as otherwise required by Applicable Law, advise the other Party of the text of the proposed public announcement and, to the extent legally permitted, provide such other Party with a reasonable opportunity to comment on the content thereof. If any of the Parties determines that it is required to publish or disclose the text of this Agreement in accordance with Applicable Law, it shall comply with the Redaction Requirement and provide the other Party with an opportunity to propose appropriate additional redactions to the text of this Agreement, and the disclosing Party hereby agrees to accept any such suggested redactions to the extent permitted by Applicable Law. If a Party does not respond to a request for comments within 48 hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Party. The Party making the announcement shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed by Applicable Law. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

11.3	Duration of Confidentiality

The provisions of this Article 11 shall apply indefinitely.

ARTICLE 12

GOVERNING LAW; DISPUTES

12.1	Governing Law

(a)    This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)    Each of the Parties hereby irrevocably attorns and submits to the arbitral jurisdiction set out in Section 12.5 and, with respect to any matters not determined by arbitration, to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this Agreement and the rights and obligations of the Parties hereunder. Each of the Parties hereby agrees that service of any arbitral or legal proceedings relating to this Agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 14.1, as applicable.

12.2	Disputes

(a)    All Disputes will be resolved in accordance with the procedures set out in this Article 12 (the “Dispute Resolution Procedures”).

(b)    For the purposes of this Article 12, the word “Documents” includes a sound recording, videotape, film, photograph, chart, graph, map, plan, survey, book of account, and data and information in electronic form.

(c)    This Article 12 shall survive the expiry or earlier termination of this Agreement.

(d)    Except as otherwise provided in Section 12.5(k) or otherwise expressly provided in this Agreement, each Party will be responsible at its own sole cost and expense for its own costs in connection with the disclosure of Documents, or the resolution of Disputes, including all fees, disbursements and other charges of all accountants, lawyers and other professionals, experts, whether testifying or not, and witnesses and all costs for preparation for, travel to and attendance at negotiation meetings, mediation conferences or arbitration proceedings commenced, conducted or required in accordance with these Dispute Resolution Procedures regardless of the outcome.

12.3	Amicable Resolution of Disputes

(a)    The Parties will make all reasonable efforts at all times to resolve all Disputes by good faith, amicable negotiations before resorting to resolution by mediation or arbitration pursuant to Section 12.4 and Section 12.5. The dispute resolution by a mediator or an arbitrator contemplated in Section 12.4 and Section 12.5 is not intended to substitute for the Parties’ mutual ongoing commitment to resolve Disputes in good faith as between themselves.

(b)    The Parties agree to provide on an ongoing “without prejudice” basis (subject to any claim for privilege asserted by a Party, including any ruling as to privilege or relevance made by any arbitrator during an arbitration conducted under this Article 12), frank, candid, and timely disclosure of all relevant facts, information and Documents to facilitate negotiations with respect to the resolution of a Dispute.

(c)    Either Party may commence a dispute resolution by delivering a written notice of dispute (“Notice of Dispute”) to the other Party. The Party delivering a Notice of Dispute is referred to herein as the “Claimant”; the Party receiving the Notice of Dispute shall be referred to herein as the “Respondent”.

(d)    The Notice of Dispute shall include:

(i)	a demand that the Dispute be referred to dispute resolution pursuant to this Article 12;

(ii)	a general description of the Dispute; and

(iii)	the relief or remedy sought.

12.4	Resolution by Mediation

(a)    If a Dispute remains unresolved following negotiations between the Parties, then either Party may, upon written notice to the other delivered within 10 Business Days following receipt of the Notice of Dispute, refer such Dispute to non-binding mediation.

(b)    Each Party will work with the other to select an acceptable mediator and the appropriate rules of mediation, and to work with the mediator to resolve the Dispute. The mediation process shall continue until the Dispute is resolved or until either the mediator makes a finding that there is no possibility of settlement through the mediation or one of the Parties elects not to continue the mediation (“Mediation Termination”).

(c)    The place of mediation shall be Toronto, Ontario.

(d)    The language of the mediation shall be in English.

12.5	Arbitration

(a)    In the event of Mediation Termination, either Party may at any time thereafter, by written notice to the other Party, require that such Dispute be resolved on an expedited basis by an independent, qualified and experienced expert (the “Expert”) or, at the sole discretion of the Party receiving such written notice, a panel of three Experts (the “Panel”).

(b)    The Expert or Panel shall be appointed as follows:

(i)

if the Parties agree on an Expert, the Parties shall jointly appoint the Expert as soon as possible and, in any event, within five Business Days after delivery of the notice requiring that the Dispute be resolved by an Expert (the “Expert Appointment Deadline”); and

(ii)

if the Parties fail to agree or fail to jointly appoint the Expert by the Expert Appointment Deadline, each Party shall appoint one Expert no later than five Business Days after the Expert Appointment Deadline. If a Party fails to appoint an Expert within five Business Days after the Expert Appointment Deadline, the Expert appointed by the other Party shall be deemed to have been jointly appointed by both Parties and such Expert shall resolve the Dispute. If an Expert has been appointed by each Party, such Experts shall, within five Business Days after their appointment, jointly appoint a third Expert. If the two Experts fail to appoint a third Expert within the required time, either of the Parties may apply to the Ontario Superior Court of Justice for appointment of the third Expert, in which case the court shall appoint the third Expert at the earliest opportunity.

(c)    The Expert or Panel shall be impartial and independent of the Parties or any consultant, sub-consultant, contractor or subcontractor of either of them in accordance with the IBA Guidelines on Conflicts of Interest in International Arbitration adopted by resolution of the IBA Council on October 23, 2014. The Expert or Panel shall at all times be neutral and act impartially and shall not act as advocates for the interests of the Party who appointed them.

(d)    The Expert or Panel, as the case may be, will be appointed on a Dispute by Dispute basis, with each Expert having the qualifications and experience relevant to the issues in the particular Dispute for which the Expert or Panel, as the case may be, is appointed.

(e)    The Expert or Panel, as the case may be, shall determine the appropriate process for timely and cost effective resolution of the Dispute and, without limitation, the Expert or Panel, as the case may be, has discretion to, among other things:

(i)	solicit submissions and Documents from the Parties, and impose deadlines for the receipt of such submissions;

(ii)	require some or all of the evidence to be provided by affidavit;

(iii)

direct either or both Parties to prepare and provide the Expert or Panel, as the case may be, with such Documents or other things as the Expert or Panel, as the case may be, may require to assist it/them in the resolution of the Dispute and rendering of a decision;

(iv)

require either Party to supply or prepare for examination by the Expert or Panel, as the case may be, and the other Party, any document or information the Expert or Panel, as the case may be, considers necessary;

(v)	convene meetings of the Parties to have the Parties discuss the issues in Dispute in the presence of the Expert or Panel, as the case may be; and

(vi)

take, or require either or both Parties to take and provide to the Expert or Panel, as the case may be, such measurements, perform such tests, audit such processes and procedures, and take any and all such other measures and steps as the Expert or Panel, as the case may be, considers necessary to make a final determination in the Dispute.

(f)    The Expert or Panel, as the case may be, shall render a decision as soon as possible and, in any event, shall use all reasonable efforts to render a decision no later than 10 Business Days after the date of the appointment of the Expert or in the case of a Panel, the appointment of the third Expert, or such longer period of time as agreed to in writing by the Parties. The Expert or Panel, as the case may be, shall give reasons or a summary of reasons for the Expert’s or Panel’s decision, as the case may be.

(g)    The Expert or Panel, as the case may be, shall keep all information about the Dispute confidential and shall not disclose such information to anyone other than the Parties.

(h)    The Parties agree that the Expert’s or Panel’s, as the case may be, determination shall be final or binding on the Parties and neither Party shall be entitled to appeal such determination, except as may be permitted by Applicable Law in Ontario.

(i)    While the Dispute remains outstanding, both Parties shall continue to perform their respective obligations, duties and responsibilities under this Agreement.

(j)    The Expert or Panel shall be authorized only to interpret and apply the provisions of this Agreement and, except as expressly provided herein, has no power or authority to modify or change this Agreement in any manner.

(k)    The Expert or Panel shall decide which Party will bear the costs of the Dispute Resolution Procedures including the fees and disbursements of the Expert or Panel, any other costs of the Dispute Resolution Procedures and the costs and expenses of the nature contemplated in Section 12.2 incurred by the successful Party in connection with the Dispute Resolution Procedures. The Expert or Panel may apportion such costs between the Parties if the Expert or Panel considers it just and reasonable to do so in the circumstances.

12.6	Restrictions

A Party shall not have the right to initiate any Dispute Resolution Procedures in the event that, and for so long as, the Party is a defaulting Party.

ARTICLE 13

TERMINATION

13.1	Term

The term of this Agreement shall commence on the date hereof and terminate on June 30, 2022 (the “Term”).

13.2	Automatic Termination

This Agreement shall immediately terminate upon written agreement of the Parties.

13.3	Canopy Growth Right to Terminate

(a)    Canopy Growth may terminate this Agreement upon 10 Business Days prior written notice to Neptune, if:

(i)

Neptune is in breach or default of any other material representation, warranty, covenant or obligations in any material respect under this Agreement that causes or is reasonably expected to cause material financial harm to Canopy Growth and Neptune fails to cure such breach or default within 30 days after written notice from Canopy Growth where such fault is capable of being cured within such period, and where not capable of being cured within such period, Neptune fails to take reasonable steps to cure such breach or such breach is not cured within such longer period as is reasonable, which breaches and defaults shall include without limitation, loss of any license, permit and authorization required in order to Process the Products. Notwithstanding anything to the contrary herein, to the extent that any of Neptune’s representations, warranties, covenants or obligations are breached as a result of any act or omission by the Canopy Group, Neptune shall not be deemed to have breached such representation, warranty, covenant or obligation under this Agreement; or

(ii)	Neptune is subject to a Bankruptcy Proceeding.

13.4	Neptune Right to Terminate

(a)    Neptune may terminate this Agreement upon 10 Business Days prior written notice to Canopy Growth, if:

(i)

Canopy Growth is in breach or default of any other material representation, warranty, covenant or obligations in any material respect under this Agreement that causes or is reasonably expected to cause material financial harm to Neptune and Canopy Growth fails to cure such breach or default within 30 days after written notice from Neptune, where such fault is capable of being cured within such period, and where not capable of being cured within such period, Canopy Growth fails to take steps to cure such breach within such longer period as is reasonable or such breach is not cured within such reasonable time thereafter; or

(ii)	Canopy Growth is subject to a Bankruptcy Proceeding.

13.5	Effect of Termination

(a)    Upon the expiration or earlier termination of this Agreement each Party shall promptly return to the other Party all documents and tangible materials (and any copies) containing, reflecting, incorporating or based on the other Party’s Confidential Information.

(b)    If this Agreement is terminated under either Section 13.2, 13.4 or 13.4 then all rights and obligations under this Agreement (other than Sections 8.1, 8.3, and 12.1 and Article 10 and Article 11 and any rights and obligations that have accrued before the date of termination) shall terminate on that date.

ARTICLE 14

GENERAL PROVISIONS

14.1	Notices

Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be given in writing and shall be given by actual delivery or by email to its address, address set out below, addressed to the recipient as follows:

(i)	if to Canopy Growth, at:

[Notice information redacted]

with a copy to:

[Notice information redacted]

(ii)	if to Neptune, at:

[Notice information redacted]

with a copy to:

[Notice information redacted]

and

[Notice information redacted]

or to such other address or email address or individual as may be designated by notice given by any party to the others. Any notice, certificate, consent, determination or other communication shall be effective, if delivered or emailed at or prior to 5:00 p.m. on any Business Day, when so delivered or emailed or, if delivered or emailed at any other time, on the next Business Day.

14.2	Assignment

(a)    This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Neptune may not assign this Agreement without the prior written consent of Canopy Growth, which consent may not be unreasonably withheld. Canopy Growth may not assign this Agreement without the prior written consent of Neptune, which consent may not be unreasonably withheld.

14.3	Entire Agreement

This Agreement and any amendment to it constitute the entire agreement between the Parties and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, with respect to the subject matter hereof, including the Original Agreement. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

14.4	Further Assurances

Each of the Parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

14.5	Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on a Party unless consented to in writing by such Party. No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this Agreement shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy. The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

14.6	Severability

Every provision of this Agreement is intended to be several, and accordingly, if any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the Parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

14.7	Time of Essence

Time shall be of the essence of this Agreement.

14.8	Remedies; Specific Performance

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that, notwithstanding the mediation and arbitration provisions set out above, in the event of any breach or threatened breach by any Party of any of its covenants or obligations set out in this Agreement, the other Party shall be entitled to injunctive relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the Parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement.

14.9	Contra Proferentem Rule

Unless otherwise expressly defined in this Agreement, the words used in this Agreement bear their natural meaning. The Parties have had equal opportunity to take legal advice and the contra proferentem rule does not apply to the interpretation of this Agreement. Save as otherwise provided in is this Agreement, each Party shall be responsible for and shall bear all its own fees and expenses with respect to the preparation and negotiation of this Agreement.

14.10	No Partnership

Nothing in this Agreement, specifically, shall be construed to create, expressly or by implication, a joint venture, commercial partnership or other partnership relationship between the Parties.

14.11	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form, and the Parties adopt any signatures received by means of electronic communication as original signatures of the Parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the Execution Date.

CANOPY GROWTH CORPORATION

By:	(s) Phil Shaer
	Name:	Phil Shaer
	Title:	Chief Legal Officer

NEPTUNE WELLNESS SOLUTIONS INC.

By:	(s) Michel Timperio
	Name:	Michel Timperio
	Title:	President, Cannabis Business

By:	(s) Jackie Khayat
	Name:	Jackie Khayat
	Title:	VP Global Sales